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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------
                        COMMISSION FILE NUMBER: 001-13750
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                 (Translation of registrant's name into English)


                              NO. 9, LONGTAN STREET
                                LONGTAN DISTRICT
                           JILIN CITY, JILIN PROVINCE
                           PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):82-              .
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                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS

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Signature                                                                                               3

Announcement of Revised Results Estimate for the Period from 1 January to 30 September            Exhibit
2005, dated October 14, 2005
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: November 7, 2005
                                       By: /s/ Yu Li
                                           -------------------------------------
                                           Name:  Yu Li
                                           Title: Chairman

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                                                                         EXHIBIT



                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                              (CHINESE CHARACTERS)
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 0368)

                ANNOUNCEMENT OF REVISED RESULTS ESTIMATE FOR THE
                   PERIOD FROM 1 JANUARY TO 30 SEPTEMBER 2005

  The Board wishes to announce that the Company may record an unaudited loss of approximately RMB150 million for the period from 1 January to 30 September 2005.

  THIS ANNOUNCEMENT IS MADE PURSUANT TO THE DISCLOSURE OBLIGATION UNDER RULE
  11.3.1 OF THE RULES GOVERNING THE LISTING OF STOCKS ON SHENZHEN STOCK EXCHANGE AND RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

  SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

The board of directors (the "Board") of the Company wishes to announce that the Company may record an unaudited loss of approximately RMB 150 million for the period from 1 January to 30 September 2005. Detailed information on the Company's results for the period from 1 January to 30 September 2005 will be disclosed in the Company's 2005 third quarterly results announcement to be published on 31 October 2005. Such results estimate has not been audited by any certified accountants.

This announcement is also made to revise the results forecast for the nine months ended 30 September 2005 disclosed by the Company in its 2005 interim results announcement dated 12 August 2005. The Company announced that the realized profits for the period from 1 January to 30 September 2005 was expected to decrease by over 50% as compared to the same period in 2004. Such a difference was due to the increase in the price of crude oil which could not be offset by the increase in the price of refined oil in the third quarter of 2005 to a high level unexpected by Board and the provision for impairment of fixed assets.

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THIS ANNOUNCEMENT IS MADE PURSUANT TO THE DISCLOSURE OBLIGATION UNDER RULE
11.3.1 OF THE RULES GOVERNING THE LISTING OF STOCKS ON SHENZHEN STOCK EXCHANGE AND RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

SHAREHOLDERS OF THE COMPANY AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.



                                                  By order of the Board
                                                       ZHANG LIYAN
                                                  Secretary to the Board


Jilin, PRC
14 October 2005

As at the date of this announcement, the Board consists of the following directors:

EXECUTIVE DIRECTORS: Yu Li, Zhang Xingfu, Li Chongjie

NON-EXECUTIVE DIRECTORS: Yang Dongyan, Xiang Ze, Ni Muhua, Jiang Jixiang

INDEPENDENT NON-EXECUTIVE DIRECTORS: Wang Peirong, LU Yanfeng, Zhou Henglong, Fanny Li

"Please also refer to the published version of this announcement in The
Standard"

                            *    *    *    *

Certain statements contained in this announcement may be viewed as ''forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Some of these forward-looking statements can be identified by words such as "will," "expects," anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the SEC and in other filings by the Company with the SEC.